EXHIBIT A
KOOR INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         December 7, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

     Re:  Immediate Report (NO. 60/2000)
          Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:


Yesterday evening Koor received notice from Telrad Networks Ltd. - a wholly owned subsidiary of Koor - (hereinafter: "Telrad"). According to the notice Telrad has, yesterday at noon, completed a transaction with Cisco Systems INC. (hereinafter: "the Foreign Investor"), in which the Foreign Investor has invested an amount of $15 million in a wholly owned subsidiary of Telrad - Be Connected LTD.

Be Connected Ltd. specializes in next generation access systems - IMAP.



                                        Yours Sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel